UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5015

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Devon Energy Corporation Incentive Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 7, 2017

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$683,033,717	$686,167,852
Employer contributions receivable	5,571,103	8,102,953
Notes receivable from participants	7,998,306	9,136,106
Other receivables	455,190	1,938,831
Total assets	697,058,316	705,345,742
LIABILITIES
Other liabilities	699,690	966,696
Total liabilities	699,690	966,696
NET ASSETS AVAILABLE FOR BENEFITS	$696,358,626	$704,379,046

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2016
Additions:
Investment income:
Net appreciation in fair value of investments	$50,714,435
Dividend income	9,744,387
Interest income	43,146
Net investment gain	60,501,968
Contributions:
Participant, including rollovers	34,032,544
Employer, net of forfeitures	42,718,164
Total contributions	76,750,708
Interest income on notes receivable from participants	364,157
Total additions	137,616,833
Deductions:
Distributions to participants	143,250,384
Administrative expenses	2,386,869
Total deductions	145,637,253
Net decrease in net assets available for benefits	(8,020,420)
Net assets available for benefits:
Beginning of year	704,379,046
End of year	$696,358,626

See accompanying notes to financial statements.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all United States employees of Devon Energy Corporation (“Devon”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for employees to be eligible.

The plan administrator is a committee of Devon employees who are appointed by and serve at the direction of Devon (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for the duties related to selecting and monitoring the Plan’s investment options. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Devon employees who are appointed by and serve at the direction of Devon (the “Investments Committee”).

Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Plan’s trustee, which is currently Fidelity Management Trust Company (the “Trustee”). Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the Plan’s trust in accordance with instructions provided by the Benefits Committee.

Contributions

As defined in the Plan, participants may elect to contribute from 1% to 50% of their compensation to the Plan on a pre-tax basis or on an after-tax, designated Roth basis. The combined pre-tax and designated Roth contributions are subject to limitations under the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax or designated Roth catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollover Contributions”). Participant Rollover Contributions were approximately $3,787,000 during 2016.

New employees who do not take action to either enroll or decline to enroll in the Plan, are automatically enrolled in the Plan with a pre-tax salary deferral contribution rate equal to 3%.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution will vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. During 2016, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation or $15,900. For participants with less than five years of service, Devon’s matching contributions in 2016 were limited to the lesser of 3% of the participant’s compensation or $7,950.

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2016, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2016 consist of mutual funds, equity securities, Devon common stock, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting and Forfeitures

Participants are vested immediately in their contributions, plus the associated investment income or losses. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the associated investment income or losses. Participants will become vested upon a change of control of Devon, as defined in the Plan or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon.

Upon a termination of service that results in nonvested amounts in a participant’s account, the nonvested portion is forfeited and used to reduce Devon’s future contributions or pay expenses. Employer contributions were reduced by $2,038,000 in 2016 due to forfeitures. In 2016, Plan expenses of approximately $435,000 were paid by forfeitures. As of December 31, 2016 and 2015, there were approximately $420,000 and $853,000, respectively, of forfeitures available to reduce future employer contributions or pay expenses.

As a result of a reduction of Devon’s workforce in 2016, the Plan incurred a partial plan termination as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting is required for the terminated participants. All terminated employees who were participants in the Plan were fully vested in their account balances, if they were not already fully vested. As a result, approximately $7,700,000 of previously unvested Devon contributions became fully vested in the plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts and may have up to two loans outstanding at any time. Total borrowings may not exceed the lesser of 50% of a participant’s vested balance or $50,000. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.50% at December 31, 2016. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2017 to October 2031 at December 31, 2016. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, a participant who is age 59½ or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and their beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in their account at the time of their termination of service, the value of the participant’s

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s or beneficiary’s name.

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee, audit and certain other administrative fees are paid by Devon on behalf of the Plan and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees related to the equity securities and collective trusts are included in administrative expenses. All other investment-related expenses are included in net depreciation of fair value of investments.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2016 and 2015. There have been no changes in the methodologies used at December 31, 2016 and 2015.

	As of December 31, 2016
	Total	Level 1 Inputs
Mutual funds	$205,891,804	$205,891,804
Self-directed brokerage account	32,305,893	32,305,893
Common stock	225,588,412	225,588,412
Total assets in the fair value hierarchy	$463,786,109	$463,786,109
Investments measured at net asset value	219,247,608
Investments at fair value	$683,033,717

	As of December 31, 2015
	Total	Level 1 Inputs
Mutual funds	$195,042,593	$195,042,593
Self-directed brokerage account	34,852,794	34,852,794
Common stock	228,243,491	228,243,491
Total assets in the fair value hierarchy	$458,138,878	$458,138,878
Investments measured at net asset value	228,028,974
Investments at fair value	$686,167,852

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

     The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$96,402,679	None	Daily	None
International Equity	64,197,186	None	Daily	None
World Equity	11,263,590	None	Daily	None
Real Estate	5,667,593	None	Daily	None
Total commingled funds	177,531,048
Stable value collective:
Trust fund	41,716,560	None	Daily	12 months
Investments measured at net asset value	$219,247,608

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Commingled funds:
US Equity	$97,016,550	None	Daily	None
International Equity	63,251,907	None	Daily	None
World Equity	22,833,683	None	Daily	None
Real Estate	5,490,498	None	Daily	None
Total commingled funds	188,592,638
Stable value collective:
Trust fund	39,436,336	None	Daily	12 months
Investments measured at net asset value	$228,028,974

The following methods and assumptions were used to estimate the fair values in the tables above.

Mutual funds. Valued at the daily closing price as reported by the fund.

Self-directed brokerage accounts. Accounts primarily consist of mutual funds that are valued on the basis of readily determinable market prices.

Common stocks. Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds. Valued based on the net asset value of the commingled funds’ underlying investments using information reported by the investment advisor. The net asset value is used as a practical expedient to estimate fair value.

Stable value collective trust fund. Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

4.	Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of the Plan’s termination, participants would become 100% vested in their accounts.

5.	Related Party and Parties in Interest Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

6.	Tax Status

The Internal Revenue Service has determined and informed Devon by a letter dated November 3, 2015 that the Plan and related trusts are designed in accordance with applicable sections of the Code. Prior to November 3, 2015 the Plan operated under a determination letter dated April 16, 2010. Although the Plan has been amended since receiving the determination letter, the Benefits Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Benefits Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2016 and 2015.

7.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Devon Energy Corporation Incentive Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue, borrower, lessor or similar party	Description of investment	Number of Shares or Units	Current Value
Devon Energy Corporation**	Devon common stock	713,706	$32,594,953
Cash equivalent fund:
THE VANGUARD GROUP	Vanguard Money Market Fund	14,055,961	14,055,961
INTEREST-BEARING CASH	Money-market securities		8,896,099
Mutual Funds and Common Trust Funds:
JPMORGAN	JPMorgan Core Plus Bond Fund	1,750,221	14,299,305
TCW INVESTMENT MANAGEMENT COMPANY	TCW Core Fixed Income Fund	3,446,240	37,495,095
PIMCO FUNDS	PIMCO All Asset All Authority	4,119,740	34,564,620
SEI TRUST COMPANY	PIMCO Stable Income Fund	402,903	41,716,560
ABERDEEN	Aberdeen Emerging Markets Fund	645,296	8,104,922
HARBOR FUNDS	Harbor International Fund	701,706	40,986,624
NEUBERGER BERMAN	Neuberger Berman High Yield Bond Fund	3,204,290	27,877,325
BLACKROCK, INC.	US Equity Index	3,884,855	96,402,679
BLACKROCK, INC.	International Equity Index	5,166,193	64,197,186
BLACKROCK, INC.	Blackrock MSCI ACWI Minimum Volatility Fund	1,074,207	11,263,590
CAPITAL RESEARCH & MANAGEMENT COMPANY	Europacific Growth Fund	127,558	5,745,224
INVESCO	Invesco Equity Real Estate Securities Trust	42,765	5,667,593
WESTERN ASSET	Inflation Indexed Plus Bond Portfolio	1,258,315	13,866,629
Equity Securities:
2U INC	Common stock	11,616	350,222
3M CO	Common stock	300	53,571
ABIOMED INC	Common stock	3,388	381,760
ACADIA PHARMACEUTICALS	Common stock	5,000	144,200
ACTIVISION BLIZZARD INC	Common stock	4,700	169,717
ADOBE SYSTEMS INC	Common stock	5,900	607,405
AES CORP	Common stock	56,500	656,530
AETNA INC	Common stock	1,900	235,619
AFFILIATED MANAGERS GRP	Common stock	3,579	520,029
AGNC INVESTMENT CORP	Common stock	67,700	1,227,401
AIR PRODUCTS & CHEMICALS	Common stock	11,100	1,596,402
AKAMAI TECHNOLOGIES INC	Common stock	6,816	454,491
AKORN INC	Common stock	17,144	374,253
ALEXION PHARMACEUTICALS	Common stock	2,500	305,875
ALIBABA GROUP HLD SPON AD	Common stock	4,400	386,364
ALIGN TECHNOLOGY INC	Common stock	3,110	298,964
ALLEGHANY CORP DEL	Common stock	1,300	790,556
ALLERGAN PLC	Common stock	6,100	1,281,061
ALLIANT ENERGY CORPORATIO	Common stock	15,700	594,873

ALLISON TRANSMISSION HLDG	Common stock	3,100	104,439
ALPHABET INC CL C	Common stock	5,000	3,859,100
ALTRIA GROUP INC	Common stock	10,132	685,126
AMAZON.COM INC	Common stock	3,900	2,924,493
AMC ENTERTAINMENT HL CL A	Common stock	7,100	238,915
AMC NETWORKS INC CL A	Common stock	15,000	785,100
AMDOCS LTD	Common stock	10,600	617,450
AMEDISYS INC	Common stock	6,029	257,016
AMERICAN EXPRESS CO	Common stock	13,610	1,008,229
AMERICAN INTL GROUP	Common stock	14,453	943,925
AMERIPRISE FINANCIAL INC	Common stock	5,582	619,267
AMETEK INC NEW	Common stock	3,600	174,960
ANADARKO PETROLEUM CORP	Common stock	9,600	669,408
ANIKA THERAPEUTICS INC	Common stock	7,700	376,992
ANTERO RES CORP	Common stock	31,800	752,070
ANTHEM INC	Common stock	5,592	803,962
APPLE INC	Common stock	32,700	3,787,314
ARISTA NETWORKS INC	Common stock	3,279	317,309
ARRIS INTERNATIONAL PLC	Common stock	20,700	623,691
ASSURED GUARANTY LTD	Common stock	7,200	271,944
AUTODESK INC	Common stock	3,400	251,634
AVNET INC	Common stock	12,800	609,408
AXALTA COATING SYSTEMS	Common stock	12,278	333,962
BABCOCK &WILCOX ENTERPR	Common stock	14,750	244,703
BALL CORP	Common stock	5,522	414,536
BANK OF AMERICA CORPORATI	Common stock	78,304	1,730,518
BANK OF THE OZARKS INC	Common stock	10,610	557,980
BARNES & NOBLE INC	Common stock	41,800	466,070
BAYER AG SPON ADR	Common stock	5,500	573,540
BERKSHIRE HATHAWAY CL B	Common stock	5,600	912,688
BIOGEN INC	Common stock	1,600	453,728
BIOMARIN PHARMACEUTICAL	Common stock	3,100	256,804
BLACKHAWK NETWORK HLDG	Common stock	7,100	267,493
BLACKSTONE GROUP LP	Common stock	22,700	613,581
BLACKSTONE MORTGAGE CL A	Common stock	10,000	300,700
BLOCK H & R INC	Common stock	36,900	848,331
BLUE BUFFALO PET PRODUCTS	Common stock	11,085	266,483
BOOZ ALLEN HAMILTON CL A	Common stock	17,335	625,273
BOSTON SCIENTIFIC CORP	Common stock	13,400	289,842
BP PLC SPON ADR	Common stock	26,129	976,702
BRISTOL-MYERS SQUIBB CO	Common stock	1,000	58,440
BROADCOM LTD	Common stock	7,400	1,308,098
BROWN & BROWN INC	Common stock	9,100	408,226
BWX TECHNOLOGIES INC	Common stock	12,592	499,902
CABLE ONE INC W/I	Common stock	278	172,841
CAMBREX CORP	Common stock	8,988	484,903
CAPITAL ONE FIN CORP	Common stock	7,399	645,489
CARDINAL HEALTH INC	Common stock	12,795	920,856
CARNIVAL CORP	Common stock	17,993	936,716
CARRIZO OIL & GAS INC	Common stock	5,546	207,143
CASEY GENERAL STORES	Common stock	5,600	665,728
CAVIUM INC	Common stock	4,700	293,468

CBOE HOLDINGS INC	Common stock	3,979	294,008
CBS CORP CL B	Common stock	11,200	712,544
CELANESE CORP SER A	Common stock	13,929	1,096,769
CELGENE CORP	Common stock	7,800	902,850
CENTENE CORP	Common stock	11,905	672,752
CHEVRON CORP	Common stock	9,000	1,059,300
CHURCH & DWIGHT CO INC	Common stock	3,100	136,989
CIGNA CORP	Common stock	5,582	744,583
CIT GROUP INC	Common stock	21,500	917,620
CITIGROUP INC	Common stock	25,251	1,500,667
CMS ENERGY CORP	Common stock	15,300	636,786
COCA-COLA EUROPEAN PARTNE	Common stock	25,600	803,840
COGNIZANT TECH SOLUT CL A	Common stock	2,100	117,663
COLLIERS INTL GROUP (US)	Common stock	5,120	188,160
COMCAST CORP CL A	Common stock	24,100	1,664,105
COMPASS MINERALS INTL INC	Common stock	8,100	634,635
CONOCOPHILLIPS	Common stock	21,013	1,053,592
COPART INC	Common stock	9,844	545,456
COSTAR GROUP INC	Common stock	3,722	701,560
COSTCO WHOLESALE CORP	Common stock	2,200	352,242
COVANTA HOLDING CORP	Common stock	38,600	602,160
CRH PLC SPON ADR	Common stock	17,834	613,133
CROWN CASTLE INTL CORP	Common stock	6,500	564,005
CSRA INC	Common stock	15,352	488,808
CTRIP.COM INTL LTD ADR	Common stock	1,500	60,000
CVS HEALTH CORP	Common stock	13,900	1,096,849
DANAHER CORP	Common stock	5,000	389,200
DEERE & CO	Common stock	6,000	618,240
DELPHI AUTOMOTIVE PLC	Common stock	4,600	309,810
DEVRY EDUCATION GROUP INC	Common stock	11,168	348,442
DEXCOM INC	Common stock	6,000	358,200
DIAMONDBACK ENERGY INC	Common stock	4,311	435,670
DIGITALGLOBE INC	Common stock	12,800	366,720
DISCOVER FIN SVCS	Common stock	12,156	876,326
DOLLAR TREE INC	Common stock	900	69,462
DST SYSTEMS INC	Common stock	4,500	482,175
DUN & BRADSTREET DEL NEW	Common stock	2,462	298,690
DUPONT (EI) DE NEMOURS &	Common stock	8,600	631,240
E TRADE FINANCIAL CORP	Common stock	31,977	1,108,003
EBAY INC	Common stock	11,000	326,590
ECHOSTAR CORP CL A	Common stock	12,200	626,958
EDWARDS LIFESCIENCES CORP	Common stock	6,200	580,940
EL PASO ELECTRIC CO	Common stock	17,900	832,350
ELECTRONIC ARTS INC	Common stock	10,500	826,980
ENCORE CAP GROUP INC	Common stock	9,003	257,936
ENVISION HEALTHCARE CORP	Common stock	3,000	189,870
EQUITY COMMONWEALTH	Common stock	22,000	665,280
EVERTEC INC	Common stock	29,200	518,300
EXACT SCIENCES CORP	Common stock	25,256	337,420
EXPRESS SCRIPTS HLDG CO	Common stock	11,500	791,085
FACEBOOK INC A	Common stock	22,200	2,554,110
FACTSET RESEARCH SYS INC	Common stock	2,158	352,682

FAIRMOUNT SANTROL HLDGS	Common stock	56,860	670,379
FERROGLOBE PLC	Common stock	42,600	461,358
FIFTH THIRD BANCORP	Common stock	13,036	351,581
FINISH LINE INC CL A	Common stock	20,300	381,843
FIRST SOLAR INC	Common stock	14,500	465,305
FIRSTCASH INC	Common stock	6,971	327,637
FMC CORP NEW	Common stock	10,680	604,061
FNF GROUP	Common stock	47,200	1,602,912
FNFV GROUP	Common stock	43,999	602,786
FOSSIL GROUP INC	Common stock	14,100	364,626
FTI CONSULTING INC	Common stock	10,700	482,356
GAMING AND LEISURE PROPRT	Common stock	34,200	1,047,204
GENERAL DYNAMICS CORPORAT	Common stock	3,331	575,130
GENERAL ELECTRIC CO	Common stock	6,200	195,920
GILEAD SCIENCES INC	Common stock	3,500	250,635
GLAUKOS CORP	Common stock	8,264	283,455
GRACE W R & CO	Common stock	1,700	114,988
GREEN DOT CORP CLASS-A	Common stock	25,800	607,590
GRUBHUB INC	Common stock	1,600	60,192
GUIDEWIRE SOFTWARE INC	Common stock	10,753	530,445
HALLIBURTON CO	Common stock	5,100	275,859
HANESBRANDS INC	Common stock	35,491	765,541
HD SUPPLY HLDGS INC	Common stock	14,700	624,897
HEALTHSOUTH CORP	Common stock	8,518	351,282
HEICO CORP CL A	Common stock	5,018	340,722
HERBALIFE LTD	Common stock	4,710	226,739
HESS CORP	Common stock	17,100	1,065,159
HEXCEL CORPORATION	Common stock	8,034	413,269
HOME DEPOT INC	Common stock	6,900	925,152
HONEYWELL INTL INC	Common stock	22,689	2,628,521
HOUGHTON MIFFLIN HARCOURT	Common stock	55,800	605,430
HUMANA INC	Common stock	1,400	285,642
IBERIABANK CORP	Common stock	2,455	205,606
ICON PLC	Common stock	3,300	248,160
IDEXX LABS INC	Common stock	2,340	274,412
IMAX CORPORATION	Common stock	11,599	364,209
INCYTE CORP	Common stock	4,000	401,080
INTERCONTINENTAL EXCHANGE	Common stock	10,700	603,694
IRON MOUNTAIN INC	Common stock	23,400	760,032
J2 GLOBAL INC	Common stock	8,238	673,868
JETBLUE AIRWAYS CORP	Common stock	23,900	535,838
JOHNSON & JOHNSON	Common stock	6,016	693,103
JOHNSON CONTROLS INTERNAT	Common stock	32,004	1,318,245
JONES LANG LASALLE INC	Common stock	2,563	258,966
JPMORGAN CHASE & CO	Common stock	18,865	1,627,861
KEYCORP	Common stock	61,600	1,125,432
KULICKE & SOFFA INDU INC	Common stock	32,300	515,185
LAMAR ADVERTISING CO CL A	Common stock	8,800	591,712
LANNETT INC	Common stock	15,200	335,160
LEUCADIA NATIONAL CORP	Common stock	11,900	276,675
LEVEL 3 COMM INC	Common stock	3,700	208,532
LIBERTY EXPEDIA HLDG CL A	Common stock	12,600	499,842

LIGAND PHARMACEUTICALS	Common stock	5,331	541,683
LILLY (ELI) & CO	Common stock	4,300	316,265
LOCKHEED MARTIN CORP	Common stock	1,600	399,904
LYONDELLBASELL INDS CLASS	Common stock	6,900	591,882
MADISON SQUARE GARDEN CO/	Common stock	4,766	817,417
MARKEL CORP	Common stock	700	633,150
MARRIOTT INTL INC A	Common stock	3,700	305,916
MARTIN MARIETTA MATERIALS	Common stock	1,692	374,829
MAXIMUS INC	Common stock	11,046	616,256
MBIA INC	Common stock	24,600	263,220
MEDNAX INC	Common stock	7,800	519,948
MEDTRONIC PLC	Common stock	10,998	783,388
MERCK & CO INC NEW	Common stock	9,971	586,993
METHODE ELECTRONICS INC	Common stock	9,000	372,150
METTLER-TOLEDO INTL INC	Common stock	1,404	587,658
MFA FINANCIAL INC	Common stock	111,400	849,982
MICHAEL KORS HOLDINGS LTD	Common stock	11,600	498,568
MICROCHIP TECHNOLOGY	Common stock	13,165	844,535
MICRON TECHNOLOGY INC	Common stock	13,100	287,152
MICROSEMI CORP	Common stock	6,800	366,996
MICROSOFT CORP	Common stock	65,923	4,096,455
MIDDLEBY CORP	Common stock	3,819	491,925
MOLSON COORS BREWING CO B	Common stock	8,100	788,211
MONSANTO CO	Common stock	1,400	147,294
MORGAN STANLEY	Common stock	10,800	456,300
MSG NETWORKS INC CL A	Common stock	34,800	748,200
NATIONAL CINEMEDIA INC	Common stock	28,800	424,224
NATIONSTAR MORTGAGE HLDGS	Common stock	26,800	484,008
NAVIENT CORP	Common stock	46,287	760,495
NELNET INC CL A	Common stock	9,900	502,425
NETAPP INC	Common stock	17,700	624,279
NETFLIX INC	Common stock	700	86,660
NEW FIRSTSERVICE CORP	Common stock	7,307	346,936
NEW SENIOR INVESTMENT GRP	Common stock	63,066	617,416
NEW YORK COMMUNITY BANCOR	Common stock	54,892	873,332
NEWELL BRANDS INC	Common stock	24,800	1,107,320
NEWS CORP NEW CL A	Common stock	69,500	796,470
NIELSEN HOLDINGS PLC	Common stock	15,600	654,420
NIKE INC CL B	Common stock	2,400	121,992
NORTHWESTERN CORP	Common stock	12,900	733,623
NORWEGIAN CRUISE LINE HLG	Common stock	21,607	918,946
NU SKIN ENTERPRISES CL A	Common stock	3,119	149,026
NVR INC	Common stock	358	597,502
NXP SEMICONDUCTORS NV	Common stock	7,000	686,070
OCCIDENTAL PETROLEUM CORP	Common stock	13,525	963,386
OCWEN FINANCIAL CORP	Common stock	49,200	265,188
OLD DOMINION FREIGHT LINE	Common stock	9,590	822,726
OM ASSET MANAGEMENT PLC	Common stock	14,385	208,583
ORACLE CORP	Common stock	18,374	706,480
OWENS CORNING INC	Common stock	16,020	825,991
PALO ALTO NETWORKS INC	Common stock	1,500	187,575
PANDORA MEDIA INC	Common stock	14,326	186,811

PEPSICO INC	Common stock	8,400	878,892
PERFORMANCE FOOD GROUP CO	Common stock	13,300	319,200
PFIZER INC	Common stock	20,650	670,712
PHILIP MORRIS INTL INC	Common stock	14,149	1,294,492
PHILLIPS 66	Common stock	10,634	918,884
PINNACLE FOODS INC	Common stock	4,200	224,490
PIONEER NATURAL RESOURCES	Common stock	1,700	306,119
PNC FIN SVCS GRP INC	Common stock	8,950	1,046,792
PORTLAND GEN ELECTRIC CO	Common stock	10,800	467,964
PVH CORP	Common stock	4,100	369,984
QUALCOMM INC	Common stock	16,865	1,099,598
RADIAN GROUP INC	Common stock	26,600	478,268
RANGE RESOURCES CORP	Common stock	16,800	577,248
RAYTHEON CO	Common stock	3,852	546,984
RED HAT INC	Common stock	1,500	104,550
RENT A CTR INC	Common stock	33,500	376,875
REPLIGEN	Common stock	2,294	70,701
RETAIL OPPORTUNITY INVTS	Common stock	30,400	642,352
REYNOLDS AMERICAN INC	Common stock	14,652	821,098
RICE ENERGY INC	Common stock	24,700	527,345
ROYAL CARIBBEAN CRUISES	Common stock	12,028	986,777
RPX CORP	Common stock	34,200	369,360
S&P GLOBAL INC	Common stock	1,200	129,048
SABRE CORP	Common stock	8,000	199,600
SALESFORCE.COM INC	Common stock	10,000	684,600
SBA COMM CORP CL A	Common stock	4,997	515,990
SCANA CORP	Common stock	7,500	549,600
SEAWORLD ENTMT INC	Common stock	40,925	774,710
SERVICEMASTER GLOBAL HLDG	Common stock	6,600	248,622
SERVICENOW INC	Common stock	4,300	319,662
SHERWIN WILLIAMS CO	Common stock	600	161,244
SIGNATURE BANK	Common stock	3,961	594,942
SITEONE LANDSCAPE SUPPLY	Common stock	6,299	218,764
SIX FLAGS ENTERTAINMENT	Common stock	12,785	766,589
SLM CORP	Common stock	67,529	744,170
SOUTHWEST AIRLINES CO	Common stock	6,600	328,944
SPIRIT AEROSYSTEM HL CL A	Common stock	14,859	867,023
STANLEY BLACK & DECKER	Common stock	6,744	773,469
STARBUCKS CORP	Common stock	5,000	277,600
STATE STREET CORP	Common stock	11,453	890,127
STEELCASE INC CLASS A	Common stock	35,800	640,820
STEWART INFORMATION SVCS	Common stock	5,200	239,616
SYNOPSYS INC	Common stock	8,600	506,196
TAKE-TWO INTERACTV SOFTWR	Common stock	7,232	356,465
TEVA PHARMACEUTICAL IND A	Common stock	21,929	794,926
TEXAS INSTRUMENTS INC	Common stock	11,056	806,756
THERMO FISHER SCIENTIFIC	Common stock	2,000	282,200
TIME WARNER INC	Common stock	3,400	328,202
TIVO CORP	Common stock	31,686	662,237
TJX COMPANIES INC NEW	Common stock	2,900	217,877
TORO CO	Common stock	6,537	365,745
TRACTOR SUPPLY CO.	Common stock	10,304	781,146

TRANSDIGM GROUP INC	Common stock	1,935	481,738
TRANSOCEAN LTD	Common stock	18,400	271,216
TREEHOUSE FOODS INC	Common stock	9,300	671,367
TWENTY FIRST CENTURY FOX	Common stock	29,900	838,396
ULTA BEAUTY INC	Common stock	1,739	443,341
UNION PACIFIC CORP	Common stock	5,800	601,344
UNITED NATURAL FOODS INC	Common stock	6,100	291,092
UNITED RENTALS INC	Common stock	1,500	158,370
UNITED TECHNOLOGIES CORP	Common stock	8,430	924,097
UNITED THERAPEUTICS DEL	Common stock	4,500	645,435
UNITEDHEALTH GROUP INC	Common stock	15,446	2,471,978
UNITI GROUP INC	Common stock	30,485	774,624
UNIVERSAL ELECTRONICS INC	Common stock	5,521	356,381
VANTIV INC	Common stock	8,641	515,176
VASCO DATA SECURITY INTL	Common stock	36,800	502,320
VEEVA SYS INC CL A	Common stock	12,388	504,192
VERISK ANALYTICS INC	Common stock	2,800	227,276
VERIZON COMM INC	Common stock	13,237	706,591
VERSUM MATERIALS INC W/I	Common stock	12,350	346,665
VERTEX PHARMACEUTICALS	Common stock	4,700	346,249
VIRTU FINANCIAL INC CL A	Common stock	9,423	150,297
VISA INC CL A	Common stock	25,600	1,997,312
VONAGE HOLDINGS CORP	Common stock	76,400	523,340
VWR CORP	Common stock	29,700	743,391
WD 40 CO	Common stock	3,276	382,964
WELLS FARGO & CO	Common stock	29,723	1,638,035
WESTERN DIGITAL CORP	Common stock	4,200	285,390
WESTINGHOUSE AIR BRAKE TE	Common stock	4,231	351,258
WHITE MOUNTAINS INS GROUP	Common stock	1,100	919,655
WHITEWAVE FOODS CO CL A	Common stock	2,200	122,320
WHOLE FOODS MARKET INC	Common stock	23,500	722,860
WILLIS TOWERS WATSON PLC	Common stock	4,100	501,348
WNS HLDGS LTD SP ADR	Common stock	9,191	253,212
XL GROUP LTD	Common stock	16,200	603,612
YAHOO INC	Common stock	12,700	491,109
Brokerage Link	Participant directed accounts including certain Fidelity investment funds**		32,305,893
Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2017 to October 2031 and interest rates ranging from 4.25% to 9.50%.		7,998,306
			$691,032,023

**Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 7, 2017	/s/ Tana K. Cashion
Tana K. Cashion
Senior Vice President Human Resources